CONSOLIDATED INTERIM FINANCIAL STATEMENTS

November 30, 2006

TOURNIGAN GOLD CORPORATION
CONSOLIDATED INTERIM FINANCIAL STATEMENTS
November 30, 2006

Consolidated Balance Sheets
(expressed in Canadian dollars)

	November 30,	August 31,
	2006	2006
	$	$
	(unaudited)	(audited)
ASSETS

Current
Cash	1,332,435	663,452
Short-term investments	39,765,648	42,188,280
Other receivables	557,744	383,487
Marketable securities	46,500	30,000
Prepaid expenses and deposits	191,327	444,599
	41,893,654	43,709,818

Due From Related Parties (Note 10)	11,916	98,269
Exploration Properties (Note 4)	18,077,146	15,407,706
Long-Term Investment	554,033	200,000
Property and Equipment	623,759	517,362
	61,160,508	59,933,155

LIABILITIES AND SHAREHOLDERS EQUITY

Current liabilities
Accounts payable and accrued expenses	2,181,205	1,539,202
Due to related parties (Note 10)	94,721	57,220
	2,275,926	1,596,422

Shareholders Equity
Share Capital (Note 5)	96,189,064	94,861,399
Contributed Surplus (Note 6)	4,345,409	4,498,728
Accumulated Other Comprehensive Income (Note 7)	370,533	–
Deficit	(42,020,424)	(41,023,394)
	58,884,582	58,336,733
	61,160,508	59,933,155

TOURNIGAN GOLD CORPORATION
CONSOLIDATED INTERIM FINANCIAL STATEMENTS
November 30, 2006

Consolidated Statements of Loss and Deficit
(Unaudited - expressed in Canadian dollars)

	For the Three Months Ended
	November 30,
	2006	2005
	$	$
OPERATING EXPENSES

Salaries, consulting and stock-based compensation	768,289	715,886
Property investigations and corporate development	366,010	17,512
Administration	180,157	60,952
Legal and professional fees	83,026	31,792
Travel	72,798	60,619
Investor relations	70,939	71,948
Regulatory fees	6,776	5,210
Interest and bank charges	3,301	2,381
	(1,551,296)	(966,300)
OTHER ITEMS

Interest income	447,093	29,415
Foreign exchange gain (loss)	107,173	(1,583)
Recovery of note receivable	–	708,720
	554,266	736,552
Net Loss	(997,030)	(229,748)

Deficit, Beginning of Period	(41,023,394)	(34,385,758)
Deficit, End of Period	(42,020,424)	(34,615,506)

Basic and Diluted Loss Per Share	(0.01)	(0.00)

Weighted Average Number of Outstanding Shares	112,201,641	75,605,601

See accompanying notes to the unaudited interim consolidated financial statements.

TOURNIGAN GOLD CORPORATION
CONSOLIDATED INTERIM FINANCIAL STATEMENTS
November 30, 2006

Consolidated Statement of Comprehensive Loss
(Unaudited - expressed in Canadian dollars)

For the Three Months Ended
November 30, 2006
$
Net loss for the period	(997,030)

Other comprehensive income:
Unrealized gain on available-for-sale investments (Note 7)	370,533

Comprehensive loss for the period	(626,497)

See accompanying notes to the unaudited interim consolidated financial statements.

TOURNIGAN GOLD CORPORATION
CONSOLIDATED INTERIM FINANCIAL STATEMENTS
November 30, 2006

Consolidated Statements of Cash Flows
(Unaudited - expressed in Canadian dollars)

	For the Three Months Ended
	November 30,
	2006	2005
	$	$

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(997,030)	(229,748)
Items not affecting cash:
Stock-based compensation	317,107	303,680
Amortization	11,752	9,842

	(668,171)	83,774
Net changes in operating balances:
Other receivables	(11,457)	(47,266)
Prepaid expenses and deposits	111,274	(23,253)
Accounts payable and accrued expenses	237,692	(73,171)
Related parties, net	123,854	24,989

	(206,808)	(34,927)

CASH FLOWS FROM INVESTING ACTIVITIES
Short term investments, net	2,422,632	–
Exploration property expenditures	(2,274,371)	(1,012,015)
Purchase of property and equipment	(129,709)	(12,105)

	18,552	(1,024,120)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of share capital, net of issue costs	857,239	5,713,350

Increase in cash during the period	668,983	4,654,303

Cash, beginning of period	663,452	1,647,216

Cash, end of period	1,332,435	6,301,519

SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid during the period for interest	3,301	2,379

Cash paid during the period for income taxes	–	–

See accompanying notes to the unaudited interim consolidated financial statements.

TOURNIGAN GOLD CORPORATION
CONSOLIDATED INTERIM FINANCIAL STATEMENTS
November 30, 2006

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at November 30, 2006 and for the three month period then ended
(expressed in Canadian dollars)

1. NATURE OF OPERATIONS AND GOING CONCERN

Tournigan Gold Corporation ("the Company") is a public company listed on the TSX Venture Exchange in Canada and the Frankfurt Stock Exchange in Germany. The Company s principal business activity is the sourcing, exploration and development of mineral properties.

Although existing cash resources are currently expected to provide sufficient funds through the upcoming fiscal year, the capital expenditures required to achieve planned principal operations are substantial. As a result, the Company will be required to seek additional financing.

2. BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and accordingly do not include all disclosures required for annual financial statements.

Except for the changes in accounting policies described in Note 3, these unaudited interim consolidated financial statements follow the same significant accounting policies and methods of application as the Company s annual consolidated financial statements for the year ended August 31, 2006 (the Annual Financial Statements ). The interim consolidated financial statements should be read in conjunction with the Annual Financial Statements.

In the opinion of management, all adjustments (including normal recurring accruals) considered necessary for fair presentation have been included. Operating results for these interim periods are not necessarily indicative of the results that may be expected for the full fiscal year ending August 31, 2007. The majority of exploration costs are incurred in the months of April to October due to seasonal weather conditions in the Northern Hemisphere.

Certain of the prior period s figures have been reclassified to conform to the current period s presentation. Such reclassification is for presentation purposes only and has no effect on previously-reported results.

TOURNIGAN GOLD CORPORATION
CONSOLIDATED INTERIM FINANCIAL STATEMENTS
November 30, 2006

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at November 30, 2006 and for the three month period then ended
(expressed in Canadian dollars)

3. CHANGES IN ACCOUNTING POLICIES

Effective September 1, 2006, the Company has adopted three new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants ( CICA ) in 2005. These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements. The new standards and accounting policy changes are as follows:

Financial Instruments Recognition and Measurement (CICA Handbook Section 3855)

In accordance with this new standard the Company now classifies all financial instruments as either held-to-maturity, available-for-sale, held for trading or loans and receivables. Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized on the statement of loss.

The Company has classified its short-term investments as held for trading and therefore carries its investments at fair market value, with the unrealized gain or loss recorded in interest income. This change in accounting policy had no material effect on the Company s previous financial statements.

The Company has classified its marketable securities and long-term investment as available-for-sale and therefore carries them at fair market value, with the unrealized gain or loss recorded in shareholders equity as a component of other comprehensive income. These amounts will be reclassified from shareholders equity to net income when they are sold. Previously, investments in public companies were carried at cost, less provisions for other than temporary declines in value. This change in accounting policy resulted in a $15,000 increase in the carrying value of marketable securities and a $479,915 increase in the carrying value of the long-term investment as at September 1, 2006, representing the aggregate cumulative unrealized gains at that time as disclosed in Note 7.

Comprehensive Income (CICA Handbook Section 1530)

Comprehensive income is the change in shareholders equity during a period from transactions and other events and circumstances from non-owner sources. In accordance with this new standard, the Company now reports a consolidated statement of comprehensive loss and a new category, accumulated other comprehensive income, has been added to the shareholders equity section of the consolidated balance sheet. The components of this new category will include unrealized gains and losses on financial assets classified as available-for-sale and the effective portion of cash flow hedges, if any. The components of accumulated other comprehensive income for the three month period ended November 30, 2006 are disclosed in Note 7.

Hedges (CICA Handbook Section 3865)

The new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed. The Company has not designated any hedging relationships.

TOURNIGAN GOLD CORPORATION
CONSOLIDATED INTERIM FINANCIAL STATEMENTS
November 30, 2006

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at November 30, 2006 and for the three month period then ended
(expressed in Canadian dollars)

4. EXPLORATION PROPERTIES

		Uranium			Gold		Other
Three Months Ended	Slovakia	Slovakia	United	Slovakia	N. Ireland	USA	Gold,
November 30, 2006	Jahodna	Other	States	Kremnica	Curraghinalt	Nevada	VMS	Total
	$	$	$	$	$	$	$	$

Balance, August 31, 2006	1,477,748	54,977	1,033,436	6,065,162	6,347,264	144,813	284,306	15,407,706

Acquisition costs	–	–	206,818	–	–	–	–	206,818
Exploration costs:
Licenses and permits	320	10,080	–	400	36,601	3,428	8,280	59,109
Mapping and surveying	–	–	17,133	–	–	10,026	–	27,159
Drilling and assays	632,200	107,800	–	394,280	165,964	12,311	83,440	1,395,995
Office and field work	15,320	27,800	–	64,996	23,575	935	–	132,626
Personnel, geological
Consulting and travel	40,320	15,440	50,248	179,163	23,372	57,118	1,440	367,101
Public and government
relations	–	–	–	148,960	–	–	–	148,960
Socio-environmental studies	27,440	–	–	120,837	5,614	–	–	153,891
Studies and evaluations		–	–	124,535	53,246	–	–	177,781
Total costs incurred	715,600	161,120	274,199	1,033,171	308,372	83,818	93,160	2,669,440
Balance, November 30, 2006	2,193,348	216,097	1,307,635	7,098,333	6,655,636	228,631	377,466	18,077,146

		Uranium			Gold		Other
Year Ended	Slovakia	Slovakia	United	Slovakia	N. Ireland	USA	Gold,	Total
August 31, 2006	Jahodna	Other	States	Kremnica	Curraghinalt	Nevada	VMS
	$	$	$	$	$	$	$	$

Balance, August 31, 2005	5,543	2,773	200,914	2,740,282	6,077,875		224,958	9,252,345

Acquisition costs	–	–	339,340	–	–	39,606	–	378,946

Exploration costs:
Licenses and permits	–	–	106,344	–	–	28,076	75,465	209,885
Mapping and surveying	24,746	14,988	4,093	12,007	7,875			63,709
Drilling and assays	1,175,077		15,989	1,001,482	155,128		1,722	2,349,398
Office and field work	18,721	3,747	70,487	161,152	8,944	15,926	23,261	302,238
Personnel, geological
consulting and travel	125,912	33,469	296,269	759,644	78,767	61,205	13,567	1,368,833
Public and government
relations	34,442	–	–	209,047	–	–	–	243,489
Socio-environmental studies	7,681	–	–	413,873	–	–	–	421,554
Studies and evaluations	85,626	–	–	767,675	18,675	–	–	871,976
Total costs incurred	1,472,205	52,204	832,522	3,324,880	269,389	144,813	114,015	6,210,028
Write-down	–	–	–	–	–	–	(54,667)	(54,667)
Balance, August 31, 2006	1,477,748	54,977	1,033,436	6,065,162	6,347,264	144,813	284,306	15,407,706

TOURNIGAN GOLD CORPORATION
CONSOLIDATED INTERIM FINANCIAL STATEMENTS
November 30, 2006

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at November 30, 2006 and for the three month period then ended
(expressed in Canadian dollars)

5. SHARE CAPITAL

The Company has an unlimited number of common shares without par value authorized for issuance. The issued common shares are as follows:

	Shares	Amount
	#	$

Balance, August 31, 2006	111,931,263	94,861,399

Shares issued for cash and other:

Options	615,003	1,193,523
Warrants	63,678	134,142
Balance, November 30, 2006	112,609,944	96,189,064

Warrants — The Company has share purchase warrants outstanding as follows:

Exercise	Balance at				Balance at
Price	August 31, 2006	Issued	(Exercised)	(Expired)	November 30, 2006	Expiry Date

$ 0.55	2,500,000	–	–	–	2,500,000	August 31, 2007
$ 0.55	2,500,000(1)	–	–	–	2,500,000(1)	September 8, 2007
$ 0.65	1,761,250(1)	–	(11,250)	–	1,750,000(1)	March 31, 2007
$ 1.65	936,210	–	(52,428)	–	883,782	February 22, 2008

	7,697,460	–	(63,678)	–	7,633,782

(1) The Company may require these warrants to be exercised at any time.

The Company has entered into an undertaking agreement with a shareholder. The undertaking confirms that the shareholder has agreed not to exercise its warrants to the extent that such exercise would result in the shareholder holding 20% or more of the Company s issued shares. The warrants subject to this undertaking consist of 250,000 warrants exercisable at $0.65 expiring on March 31, 2007 and 2,500,000 warrants exercisable at $0.55 expiring on August 31, 2007.

6. CONTRIBUTED SURPLUS

$

Balance, August 31, 2006	4,498,728
Stock-based compensation	317,107
Stock options and agents warrants exercised	(470,426)
Balance, November 30, 2006	4,345,409

TOURNIGAN GOLD CORPORATION
CONSOLIDATED INTERIM FINANCIAL STATEMENTS
November 30, 2006

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at November 30, 2006 and for the three month period then ended
(expressed in Canadian dollars)

7. ACCUMULATED OTHER COMPREHENSIVE INCOME
$

Balance, August 31, 2006	–
Adjustment for cumulative unrealized gains on available-for-sale investments at
September 1, 2006 (Note 3)	494,915
Unrealized losses on available-for-sale investments	(124,382)
Balance, September 30, 2006	370,533

8. STOCK OPTION PLAN AND STOCK-BASED COMPENSATION

		Weighted
		Average Exercise
		Price
	Options	$

Outstanding, August 31, 2006	8,105,001	1.28
Granted	260,000	2.80
Exercised	(615,003)	1.24
Forfeited	(339,998)	1.49
Outstanding, November 30, 2006	7,410,000	1.32

As at November 30, 2006, the Company has stock options outstanding and exercisable as follows:

	Options Outstanding			Options Exercisable
		Weighted Average	Weighted		Weighted
		Remaining	Average Exercise		Average Exercise
Range of Exercise	Outstanding	Contractual Life	Price	Number	Price
Prices	#	(yrs)	$	Exercisable	$

$0.25 – 0.50	1,931,555	2.98	0.40	1,931,555	0.40
$1.45 – 1.86	5,218,445	4.29	1.59	2,887,779	1.63
$2.02 – 3.04	260,000	4.97	2.80	86,667	2.80

	7,410,000	3.97	1.32	4,906,001	1.15

For purposes of the Black-Scholes calculation, the following weighted-average assumptions were used for the three months ended November 30, 2006:

Risk free interest rate	3.9%
Expected dividend yield	0%
Expected stock price volatility	93%
Expected life of options	2 Years
Weighted average per share fair value of options granted in the period	$1.42

TOURNIGAN GOLD CORPORATION
CONSOLIDATED INTERIM FINANCIAL STATEMENTS
November 30, 2006

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at November 30, 2006 and for the three month period then ended
(expressed in Canadian dollars)

9. NON-CASH TRANSACTIONS

	Three Months Ended
	November 30,
	2006	2005
	$	$
Amortization capitalized to exploration properties	11,560	–
Shares issued for exploration properties	–	87,000
Agents fees paid in shares	–	37,500

10. RELATED PARTY TRANSACTIONS AND BALANCES

Amounts due from and to directors, officers, companies they control, and companies with common directors and/or officers are unsecured, without interest or fixed terms of repayment.

The Company had the following related party transactions:

	Three Months Ended
	November 30,
	2006	2005
	$	$

Consulting fees to companies controlled by directors	15,000	184,500
Consulting fees to companies controlled by officers	18,000	15,000
Legal fees to a law firm in which a director is a partner	3,546	2,907
Cost reimbursements from companies with common directors and/or
officers	20,590	73,390

11. SUBSEQUENT EVENTS

a)    In January 2007, the Company granted 200,000 employee stock options exercisable at $3.10 per share for a period of five years. The options are subject to vesting provision with 66,667 vested on the day of grant, 66,667 vesting on January 19, 2008 and 66,666 on January 19, 2009.

b)    Subsequent to November 30, 2006, 37,448 warrants were exercised at $1.65 per common share.